T.	Rowe Price International Series, Inc.

T.	Rowe Price International Stock Portfolio

The following Participation Notes disclosure and operating policy have been added to the fund’s prospectus:

Participation Notes (P-notes)

The fund may gain exposure to securities traded in foreign markets through investments in P-notes.

P-notes are generally issued by banks or broker-dealers and are designed to offer a return linked to an underlying common stock or other security. An investment in a P-note involves additional risks beyond the risks normally associated with a direct investment in the underlying security. While the holder of a P-note is entitled to receive from the broker-dealer or bank any dividends paid by the underlying security, the holder is not entitled to the same rights (e.g., voting rights) as a direct owner of the underlying security. P-notes are considered general unsecured contractual obligations of the banks or broker-dealers that issue them as the counterparty. As such, the fund must rely on the creditworthiness of the counterparty for its investment returns on the P-notes and would have no rights against the issuer of the underlying security. Additionally, there is no assurance that there will be a secondary trading market for a P-note or that the trading price of a P-note will equal the value of the underlying security.

Operating policy Fund investments in P-notes are limited to 20% of total assets.